EMGOLD MINING CORPORATION
1610 – 777 Dunsmuir Street, P. O. Box 10435
Vancouver, B.C. V7Y 1K4
Tel: (604) 687-4622 Fax: (604) 687-4212

02034130

SUPPL

02 MAY 14 AM 10:17

May 2, 2002

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the Canadian Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

Shannon Ross

/elb
Enclosures

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

P

dlw 5/20

United States Sec Filing
May 2, 2002

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the Canadian Venture Exchange in connection with:

A. News Release

1. News Release – April 18, 2002
   Debt Settlement

B. Financials

1. Form 45-102F2-Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

2. Notice of the meeting & record date

Computershare

510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

April 22, 2002

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Emgold Mining Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General & Extraordinary
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	290928100
4.	Record Date	:	May 15, 2002
5.	Meeting Date	:	June 27, 2002
6.	Meeting Location	:	Vancouver, BC

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. **Emgold Mining Corporation** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **April 1, 2002** of **50,000** common shares of the Company, **Emgold Mining Corporation** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **17th** day of **April, 2002**.

EMGOLD MINING CORPORATION

"Shannon M. Ross"

By: ______________________________

Shannon M. Ross, Secretary and Chief Financial Officer

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.emgold.com / www.langmining.com

April 18, 2002

Ticker Symbol: **EMR**-cdnx
SEC 12g3-2(b): 82-3003

Debt Settlement

Emgold Mining Corporation (EMR-cdnx) has agreed to settle indebtedness with two creditors, subject to acceptance for filing by regulatory authorities. The Company has agreed to issue a total of 2,250,000 common shares at a price of $0.10 per share, subject to a hold period, in satisfaction of indebtedness in the amount of $225,000. The Company expects that the proposed debt settlement will assist the Company in maintaining the minimum required working capital.

"Frank A. Lang, P. Eng."
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com